November 8, 2018

Ian Cleminson
Chief Financial Officer
INNOSPEC INC.
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK

       Re: INNOSPEC INC.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           File No. 001-13879

Dear Mr. Cleminson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction